[Letterhead of Odyssey Re Holdings Corp.]
September 22, 2009
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Odyssey Re Holdings Corp. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 001-16535
Dear Mr. Rosenberg:
          I spoke today with Frank Wyman of your staff regarding OdysseyRe’s response to the comment letter dated September 8, 2009 concerning the above captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
          This is to confirm OdysseyRe’s intention to provide its response letter within ten (10) business days of the date hereof, i.e., on or before October 6, 2009.
          Please contact the undersigned at (203) 977-8024 if you have questions or require any further information in connection with this letter.

ODYSSEY RE HOLDINGS CORP.
/s/ Donald L. Smith
Donald L. Smith
Senior Vice President, General Counsel and Corporate Secretary